

June 7, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

      Re: L.B. Foster Company
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K filed May 7, 2024
           File No. 000-10436

Dear William M. Thalman:

      We have reviewed your filings and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
2023 Developments, page 20

1.   Please discuss the changes in net income (loss) with equal or greater prominence, when changes in adjusted EBITDA are discussed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Financial Statements
Note 2. Business Segments, page 39

2.   Please disclose in greater detail the types of corporate operating expenses that are allocated to the operating segments. Also, disclose in greater detail with quantification for each period presented the types of corporate operating expenses that are not allocated to the operating segments. In addition, revise the corporate expense and other unallocated charges line item of the reconciliation on page 41 to separately present material reconciling items, rather than grouping all unallocated operating expenses into one line item. Refer to ASC 280-10-50-29 through 50-33.

Note 19. Other Expense (Income), page 63

3.	Please tell us in detail your GAAP basis for excluding the $1.4 million bridge grid deck exit impact -- $474 thousand in inventory write-downs, $667 thousand in personnel related expenses, and $262 thousand in other exit costs -- from your 2023 operating income (loss). Refer to ASC 360-10-45-4 through 45-5, ASC 420-10-45-3 and ASC 420-10-S99-1 through S99-3.

Item 2.02 Form 8-K filed May 7, 2024

Exhibit 99.1, page 1

4.	Net income (loss) margin should be presented and/or discussed when adjusted EBITDA margin is presented and/or discussed in your 1934 Act filings and your Annual Report to Security Holders. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

5.	Please disclose the reasons why you believe free cash flow provides useful information to investors and any additional purposes for which management uses this measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services